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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on November 22, 2002.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended September 30, 2002

BLUEWATER FINANCE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Marsstraat 33
2132 Hoofddorp
The Netherlands
(31) 23 568 2800
(Address and telephone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Aurelia Energy N.V.

Quarterly Report
Third Quarter 2002

Dated November 22, 2002

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
UNAUDITED OTHER FINANCIAL DATA AND RATIOS

FORWARD LOOKING STATEMENTS

        This report includes forward-looking statements within the meaning of the U.S. securities laws. All statements other than statements of historical facts contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future.

        Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  the level of oil reserves contained in the oil fields on which we operate floating production storage and offloading units and the performance of those fields in general;

  •
  levels of capital expenditures by the oil and gas industry on offshore exploration and production activities;

  •
  our future capital needs;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1998 and 1999 tax years;

  •
  our ability to manage currency risks;

  •
  our ability to comply with existing or newly-implemented environmental regimes in the countries in which we operate;

  •
  our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to complete existing and future projects on schedule and within budget;

  •
  our ability to comply with health and safety regulations at our facilities;

  •
  our ability to remain competitive and profitable;

  •
  the performance of oil companies to whom we contract our floating production storage and offloading units;

  •
  the efficacy of modifications to our floating storage production and offloading units;

  •
  our ability to compete in a competitive and changing marketplace;

  •
  our losses from operational hazards and uninsured risks;

  •
  our ability to minimize the downtime of floating production offloading and storage units during periods of repair, maintenance, inclement weather and turnarounds;

  •
  our ability to protect our know-how and intellectual property;

  •
  the adverse impact of strikes, lock-outs and other industrial actions;

  •
  the possible extensions of our service agreements and certain of our material contracts;

  •
  the outcome of discussions with the Dutch tax authorities concerning the possible advantage of the tax savings associated with the internal restructuring of the Company, in subsequent tax years;

  •
  the ability to tieback additional oil fields that neighbor the oil fields on which our floating production storage and offloading units currently operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At September 30, 2002	At December 31, (as restated) 2001
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents
Cash		27,997	15,261
Deposits		383	452

		28,380	15,713

Accounts receivable
Trade, net		23,944	36,966
Related party		85	65
Other receivables		4,399	15,614
Prepaid expenses		1,954	3,039

		30,382	55,684

Inventory
Work in process		12,916	2,248

		71,678	73,645

Non-current assets
Restricted deposits		78,485	74,676
Fixed assets
Tangible fixed assets, net	2
FPSOs		946,452	917,847
Other tangible fixed assets		64,037	59,853
Income tax receivable		1,343	1,239
Deferred income taxes	10	78,367	59,085
Debt arrangement fees		18,646	2,842

		1,187,330	1,115,542

		1,259,008	1,189,187

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At September 30, 2002	At December 31, (as restated) 2001
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		26,093	12,158
Income taxes		1,685	1,881
Wage taxes and social security contributions		518	1,150
Other liabilities and accrued expenses		22,879	23,220
Short-term loan, related party		4,216	3,587
Short-term portion of long-term bank loans	3	80,000	47,828
Billings in excess of cost and unrealized income		3,255	9,615

		138,646	99,439

Non-current liabilities
Long-term bank loans (net of short-term portion)	3	237,959	495,162
10 1/4 Senior Notes due 2012	4	256,271	—
Long-term loan, related party	5	123,774	117,616
Tax lease benefits liability	6	39,218	42,068
Interest rate swaps		8,669	6,004
Deferred income		—	1,098
Pensions		4,220	3,096

		670,111	665,044

Shareholder's equity
Shares		170,000	170,000
Retained earnings		306,724	278,560
Accumulated other comprehensive income		(26,473)	(23,856)

		450,251	424,704

		1,259,008	1,189,187

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Statements of Income

		For the nine months ended September 30,
	Note	2002	2001
		(in U.S.$ thousands)
Revenues	7	194,959	133,946

Operating expenses
Operations expenses	8	106,794	48,740
Selling, general and administrative expenses		7,422	3,184
Depreciation of tangible fixed assets		41,062	45,452
Other operating income		(3,018)	(2,704)

		152,260	94,672

Operating income		42,699	39,274

Financial income (expense)
Interest income		2,502	3,705
Interest expense		(34,323)	(21,463)
Currency exchange results		(146)	5,894

		(31,967)	(11,864)

Income before income taxes		10,732	27,410
Income taxes	10	(17,432)	(21,673)

Net income	9	28,164	49,083

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Cash Flow Statements

	For the nine months ended September 30,
	2002	2001
	(in U.S.$ thousands)
Net income	28,164	49,083
Depreciation of tangible fixed assets	41,062	45,452
Change in operating assets and liabilities	(7,416)	(4,298)
Increase in deferred tax assets	(19,282)	(24,288)
Amortization of debt arrangement fees	1,683	(501)

Net cash provided by operating activities	44,211	65,448
Net cash used in investing activities	(69,619)	(97,997)
Net cash provided by financing activities	38,027	23,525
Translation differences	48	(2)

Net increase/(decrease) in available cash and cash equivalents	12,667	(9,026)
Cash and cash equivalents at beginning of year	15,713	25,295

Cash and cash equivalents at end of period	28,380	16,269

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

AURELIA ENERGY N.V.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

1      Accounting Principles

        The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles. The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2001 and 2000.

        Sales and operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

2      Tangible Fixed Assets

        During the first nine months of 2002, the Company invested an amount of U.S.$69.6 million (at September 30, 2001—U.S.$98.0 million). The investment for the first nine months of 2002 consisted primarily of U.S.$63.5 million for work performed in connection with the redeployment of the Glas Dowr to the Sable Field. Approximately U.S.$4.5 million relates to the purchase of the Hellespont vessel (a down payment of U.S.$1.5 million was made in 2001), which is currently tendered for the Petrobras Marlim Sul project, and approximately U.S.$1.6 million relates to a purchase price adjustment for the Haewene Brim and the Munin (as a result of late invoices) and expenditures on certain office equipment.

3      Long-Term Bank Loans

        In January 2002, the company refinanced its outstanding debt under a U.S.$450.0 million revolving credit facility and its outstanding debt under a U.S.$288.0 million bridge loan with funds drawn under an 8-year, U.S.$600.0 million replacement credit facility. The replacement credit facility can be used to finance the construction of new leased FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. In relation to this corporate facility, the Company has granted security interests over substantially all of its assets. The costs incurred in arranging the replacement credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

4      10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, to investors in Europe and the United States at a price of 98.47% of the aggregate principal amount thereof. The Company used the gross proceeds from the issuance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under its replacement credit facility and to pay approximately U.S.$8.2 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis. Bluewater Finance Limited is a 100%-owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at September 30, 2002 amounts to U.S.$239.2 million and is based on the quoted market price.

5      Long-Term Loan, Related Party

        The fair value of the long-term loan from the related party Marenco Investments Limited at September 30, 2002 and December 31, 2001 amounted to U.S.$158.7 million and U.S.$125.7 million, respectively. The fair value as of September 30, 2002 has been determined by an independent bank, based on the discounted cash-flow method assuming a redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2001.

6      Tax Lease Benefits Liability

        The liability to repay tax lease decreased by U.S.$2.9 million in the nine months ended September 30, 2002. This tax lease benefits liability decreased as a result of a reduction in the amount of the liability for the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements and the fact that the actual interest rate applicable for the period from inception of the lease transaction to September 30, 2002 has been below the interest rate that was assumed at the inception of the lease transaction.

7      Segment Information

        The segment information by business segment is as follows:

	For the nine months ended September 30,
	2002	2001
	(in U.S.$ thousands)
FPSO
Revenues	159,808	124,007
Segment net income	38,832	56,326
Identifiable assets	1,236,250	963,423
Capital expenditures	69,026	96,069
Depreciation and amortization	40,231	44,973
SPM
Revenues	35,151	9,939
Segment net income	(10,668)	(7,243)
Identifiable assets	22,275	16,752
Capital expenditures	593	1,928
Depreciation and amortization	831	479
Other
Revenues	—	—
Segment net income	—	—
Identifiable assets	483	3,949
Capital expenditures	—	—
Depreciation and amortization	—	—
Consolidated
Revenues	194,959	133,946
Segment net income	28,164	49,083
Identifiable assets	1,259,008	984,124
Capital expenditures	69,619	97,997
Depreciation and amortization	41,062	45,452

8      Operations Expenses

        Operations expenses are as follows:

	For the nine months ended September 30,
	2002	2001
	(in U.S.$ thousands)
SPM contracts	43,535	14,935
FPSO contracts	63,259	33,805

	106,794	48,740

9      Other Comprehensive Income

        Other comprehensive income is as follows:

	For the nine months ended September 30,
	2002	2001
	(in U.S.$ thousands)
Net Income	28,164	49,083
Decrease in fair value of cash flow hedges	(2,665)	(6,987)
Translation result	48	(2)

	25,547	42,094

10    Income Taxes

        In May 2002, the Company received a draft audit report relating to its 1998 and 1999 tax years. The draft tax audit report included certain proposed factual findings relating to the issue of whether non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not present a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities have assessed additional taxes for the Company's 1998 and 1999 tax years. The total amount of these assessments, including interest, is €25.9 million (U.S.$24.0 million). The Company is in discussions with the Dutch tax authorities regarding these assessments and believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which the Company has received. Because the Company believes that it is likely that it will prevail on the merits of any final determination of the assessments, the Company intends vigorously to contest the imposition of additional taxes for the years under review and, if necessary, to seek administrative and judicial review of the assessment. The Company intends to withhold payment of such taxes pending final resolution of the issue. Because the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1998 and 1999 tax years, the Company did not accrue for the aforementioned tax assessments in these unaudited condensed consolidated financial statements.

        The Company is also in discussions with the Dutch tax authorities concerning its ability to take advantage of the tax savings associated with its internal restructuring in subsequent tax years. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that their analysis will focus only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purpose in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisors and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on actual future tax savings, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings.

11    Restatement of December 31, 2001 Amounts

        The Company has determined that a deferred tax asset should be accounted for relating to the tax effects of temporary differences and for the estimated amounts of tax loss carry forwards resulting from the internal restructuring. These tax loss carry forwards are available to offset future taxable income. This determination was made based on guidance set forth in SFAS No. 109, "Accounting for Income Taxes". As a result, the Company's financial statements as of December 31, 2001 have been restated from previously reported amounts to reflect this change in accounting. The summary of significant effects of this restatement is as follows:

Consolidated Balance Sheet

	At December 31, 2001
	As previously reported	As restated
	(in U.S.$ thousands)
Deferred income taxes	—	59,085
Non-current assets	1,056,457	1,115,542

Total assets	1,130,102	1,189,187

Retained earnings	219,475	278,560
Shareholder's equity	365,619	424,704

Total liabilities and shareholder's equity	1,130,102	1,189,187

        Both the Company's unaudited condensed consolidated statement of income and cash flow statement for the nine months ended September 30, 2001 have been adjusted for the accounting of the deferred tax asset as described above. Since this financial information had not been made public prior to the date hereof, the September 30, 2001 amounts have not been restated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that, together, comprise a specialized service provider to and operator in the offshore oil and gas industry and operate under the name "Bluewater". We are a leader in (i) the design, development, ownership and operation of floating production storage and offloading units ("FPSOs"), which we operate for oil companies under medium-and long-term service agreements, and (ii) the design, development, project management and delivery of single point mooring systems ("SPM systems"). We earn revenues from the payments that we receive from the operation of our FPSOs pursuant to our service agreements with oil companies and from the payments that we receive from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. During the nine-month period ended September 30, 2002, we had revenues of U.S.$195.0 million, EBITDA of U.S.$83.8 million, operating income of U.S.$42.7 million and net income of U.S.$28.2 million.

Unaudited other financial data and ratios

	For the nine months ended September 30,
	2002	2001
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	94,595	90,773
SPM business	(10,834)	(6,047)
Capital expenditures, net(2)	69,619	97,997
Cash interest expense(3)	29,845	15,330
Ratio of EBITDA to cash interest expense	2.81x	5.53x
Ratio of earnings to fixed charges(4)	1.29x	2.34x

Notes:

(1)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDA differently than we do. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.

(2)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets.

(3)
"Cash interest expense" is defined as interest expense plus capitalized interest less accrued interest on the subordinated Marenco loan, accrued interest on the short-term loan from a related party (unsubordinated Marenco loan) and debt arrangement fees.

(4)
The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

        The following tables reconcile net income (loss) to EBITDA:

	For the nine months ended September 30, 2002
	FPSO	SPM	Total
	(in U.S.$ thousands)
Net income (loss)	38,832	(10,668)	28,164
Depreciation	40,231	831	41,062
Financial income (expense)	(31,276)	(691)	(31,967)
Income taxes	(15,744)	(1,688)	(17,432)

EBITDA	94,595	(10,834)	83,761

	For the nine months ended September 30, 2001
	FPSO	SPM	Total
	(in U.S.$ thousands)
Net income (loss)	56,326	(7,243)	49,083
Depreciation	44,973	479	45,452
Financial income (expense)	(10,295)	(1,569)	(11,864)
Income taxes	(20,821)	(852)	(21,673)

EBITDA	90,773	(6,047)	84,726

Factors Affecting Results of Operation

  Service Agreements

        Our service agreements are treated as "operating leases" under U.S. Generally Accepted Accounting Principles and presented as such in our financial statements. Under these agreements, we derive FPSO contract revenues from day rates, fee payments, payments in respect of capital expenditures and payments for the rental of additional equipment. Our day rates consist of a facility fee which is fixed for the lease period of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. Our service agreements require our FPSOs to maintain minimum operating uptimes. In certain cases, our FPSO contract revenues may also include fee payments to the extent that the prevailing price of oil exceeds a certain minimum price, although we do not currently receive such payments. These revenues are recognized on a straight-line basis over the term of the service agreement. We also derive other FPSO revenues in respect of standby vessel and shuttle tanker services, the installation and demobilization of an FPSO, work performed in connection with tieback arrangements and project assistance. These revenues are recognized and invoiced when the services are rendered. Expenses relating to these service agreements are recorded in the period in which they are incurred.

  SPM Delivery Contracts

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. These payments are made during the course of a particular project in accordance with a predetermined schedule of payments. We recognize revenues from these contracts based on the estimated percentage of work that has been completed under the SPM delivery contract. Expenses relating to these contracts are recorded in the period in which they are incurred.

  Acquisition of the Haewene Brim and the Munin

        On January 28, 2002, we completed our acquisitions of the Haewene Brim, the Munin and their related operating companies, thereby increasing our total FPSO fleet to five high specification vessels. These acquisitions were accounted for using purchase accounting under U.S. Generally Accepted Accounting Principles. Because these businesses were transferred to us by Aurelia Holding N.V., the beneficial owner of all of our share capital, we accounted for these acquisitions as a reorganization of entities under common control and each business was included in our consolidated financial statements as of the date on which it was originally acquired by Aurelia Holding N.V. Aurelia Holding N.V. originally acquired the Munin on September 20, 2001 and the Haewene Brim on November 9, 2001.

  Redeployment of the Glas Dowr

        We stopped receiving payments in respect of the Glas Dowr in August 2001 following the expiration of our service agreement with Amerada Hess. However, we have entered into a new service agreement with PetroSA (formerly named Soekor), a South African oil company, to redeploy the vessel to the Sable Field in the Bredasdorp Basin off the southeast coast of South Africa. In order to customize the Glas Dowr for operation on this field, we will invest an estimated U.S.$85.0 million excluding capitalized interest (U.S.$78.1 million of which had been expended as of September 30, 2002) in the vessel's topsides and mooring system and additional amounts in the subsea infrastructure which will be reimbursed on a lump-sum basis by the client. The estimate has increased due to the growth in the scope of work and delay with respect to the original schedule. While we will not receive our full day rate until the date of first oil (which is now expected to occur in March 2003), we do not expect that the delay in redeploying the Glas Dowr will have a material effect on our revenues, income, liquidity or capital resources. We believe that the additional revenues and income that we now receive from the Haewene Brim and the Munin have been and will continue to be sufficient to offset the loss of revenues and income from the Glas Dowr. In addition, we have outsourced the fabrication of the subsea equipment to a qualified subcontractor pursuant to a subcontract that generally mirrors the terms of the service agreement with PetroSA. We expect to fund capital expenditures relating to subsea equipment with milestone payments that we will receive from PetroSA as such work is performed and to fund capital expenditures relating to the vessel's topsides and mooring system with borrowings under our replacement credit facility. The cost of refitting the vessel's topsides and the interest expense relating thereto will be capitalized. We also will not depreciate the Glas Dowr until it is deployed to the Sable Field.

  Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, we have experienced more than a 100.0% increase in the cost of our insurance premiums. While the increase in the price of insurance is recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

  Financing and Refinancings

        We used funds drawn under our replacement credit facility to finance our acquisitions of the Haewene Brim and the Munin, to refinance certain indebtedness assumed in connection therewith and to repay outstanding indebtedness under our former credit facility. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the aggregate principal amount thereof. We used the gross proceeds from the issuance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under our replacement credit facility and to pay U.S.$8.2 million of costs relating to the issuance. The increase in the amount of our total indebtedness and the issuance of the 10 1/4% Senior Notes due 2012 has led to an increase in the amount of our interest expense. Our interest expense, however, does not include the expenses relating to the issuance of the 10 1/4% Senior Notes due 2012 or the refinancing of our former credit facility. Such expenses have been capitalized. In the future, our interest expense may further increase as the issuance of the 10 1/4% Senior Notes due 2012 has increased the average weighted interest rate payable in respect of our indebtedness.

  Other Operating Income

        Our other operating income relates primarily to income generated by the release of our tax lease benefits liability under UK tax leasing transactions that we entered into with respect to the Uisge Gorm, the Glas Dowr and the topsides processing plant for the Bleo Holm. Payment arrangements at the inception of the lease transactions were structured such that we have no current payment obligations with respect to the assets. Nevertheless, collateral in the form of restricted cash deposits has been provided to the lease counterparty in the transaction in respect of payment obligations relating to (i) certain lease payments in excess of pre-paid amounts and (ii) sums payable upon early termination of the transaction. We also account for the possibility of such payment obligations as a "tax lease benefits liability" on our balance sheet. This tax lease benefits liability is reduced based on the amount of the liability for the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements and changes in certain economic assumptions underlying these arrangements. We recognize a corresponding amount of "other operating income" as such a reduction is made.

  Income Taxes

        We have historically benefited from low income taxes. While we believe we will continue to benefit from a low level of income taxes in future years as a result of the large amount of goodwill and deductible interest reported by certain members of our group, we received a draft tax audit report from the Dutch tax authorities in May 2002 relating to our 1998 and 1999 tax years. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities have assessed additional taxes for our 1998 and 1999 tax years. The total amount of these assessments, including interest, is €25.9 million (U.S.$24.0 million). We are in discussions with the Dutch tax authorities regarding these assessments and believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received. Because we believe that it is likely that we will prevail on the merits of any final determination of the assessments, we intend vigorously to contest the imposition of additional taxes for the years under review and, if necessary, to seek administrative and judicial review of the assessment. We intend to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the issue will ultimately be resolved in our favor, we believe that it is not probable that additional Dutch income taxes will be payable for the 1998 and 1999 tax years and, accordingly, we did not accrue for the aforementioned tax assessments in our financial statements.

        We also are in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with our internal restructuring in subsequent tax years. In the course of such discussions, the Dutch tax authorities have confirmed to us that their analysis will focus only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on actual future tax savings that may ultimately be realized, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, $379.5 million of the intercompany indebtedness of Bluewater Holding relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those policies which are reflective of significant judgments and uncertainties and which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described above under "Factors Affecting Results of Operation—Service Agreements" and "Factors Affecting Results of Operation—Other Operating Income" and "Factors Affecting Results of Operation—Income Taxes". In addition, we refer to our audited financial statements as of and for the years ended December 31, 2000 and 2001.

Results of Operations

  Revenues

        Our revenues were U.S.$195.0 million in the period ended September 30, 2002, compared to U.S.$134.0 million in the period ended September 30, 2001. Revenues in our FPSO business amounted to U.S.$159.8 million in the period ended September 30, 2002, up 28.9% from U.S.$124.0 million in the period ended September 30, 2001, while revenues in our SPM business amounted to U.S.$35.2 million in the period ended September 30, 2002, up 255.6% from U.S.$9.9 million in the period ended September 30, 2001. The relative increase in the revenues of our FPSO business resulted from the addition of the Haewene Brim and the Munin to our FPSO fleet. The period ended September 30, 2002 was the first nine-month period in which both of these vessels generated revenues, and their addition to our fleet more than offset the temporary loss of revenues from the Glas Dowr, from which we expect to begin receiving our full day rate in March 2003. The relative increase in the revenues of our SPM business was due to the addition of revenues from three new SPM delivery contracts that we entered into in the fourth quarter of 2001. In the period ended September 30, 2002 we entered into two new SPM delivery contracts. We do not expect these contracts to have a material effect on our results of operations.

  Operating Expenses

        Our total operating expenses amounted to U.S.$152.3 million in the period ended September 30, 2002, compared to U.S.$94.7 million in the period ended September 30, 2001.

        Our operations expenses were U.S.$106.8 million in the period ended September 30, 2002, up 119.3% from U.S.$48.7 million in the period ended September 30, 2001. The relative increase in our operations expenses was due to an increase in the operations expenses of both our FPSO and SPM business. In our FPSO business, our operations expenses were U.S.$63.3 million in the period ended September 30, 2002, compared to U.S.$33.8 million in the period ended September 30, 2001, while the operations expenses of our SPM business were U.S.$43.5 million in the period ended September 30, 2002, compared to U.S.$14.9 million in the period ended September 30, 2001. The relative increase in the operations expenses of our FPSO business was attributable to the addition of the Haewene Brim and the Munin to our FPSO fleet as well as an increase in the cost of insurance following the events of September 11. The increase in the operations expense of our SPM business in the period ended September 30, 2002 relative to the period ended September 30, 2001 was due to expenses that we incurred in developing the three new SPM systems for which we received contracts in the fourth quarter of 2001 as well as due to increased tender activity.

        Our selling, general and administrative expenses amounted to U.S.$7.4 million in the period ended September 30, 2002, compared to U.S.$3.2 million in the period ended September 30, 2001. The increase in such costs was similarly attributable to an increase in our tender activity for new FPSO and SPM projects during the period ended September 30, 2002 relative to the period ended September 30, 2001. While the outlook for new SPM and FPSO projects remains positive, only two new SPM projects were awarded in the period ended September 30, 2002, largely due to delays in contract award processes.

        The amount of depreciation of our tangible fixed assets amounted to U.S.$41.1 million in the period ended September 30, 2002, down 9.7% from U.S.$45.5 million in the period ended September 30, 2001. The relative decrease in the amount of depreciation resulted from the fact we have fully depreciated certain equipment on the Uisge Gorm and our temporary suspension of the depreciation of the Glas Dowr. We temporarily suspended the depreciation of the Glas Dowr in August 2001 when we began preparing the vessel for deployment to the Sable Field. We expect to resume depreciating the vessel when first oil is achieved at the field. The effect of this suspension, however, was offset in part by the addition of the Haewene Brim and the Munin to our FPSO fleet.

  Operating Income

        Our operating income was U.S.$42.7 million in the period ended September 30, 2002, up 8.7% from U.S.$39.3 million in the period ended September 30, 2001, largely resulting from decreased depreciation costs. Excluding depreciation costs, income in the period ended September 30, 2002 was U.S.$83.8 million, down 1.1% from U.S.$84.7 million in the period ended September 30, 2001. Our operating margin similarly decreased from 29.3% of revenues in the period ended September 30, 2001 to 21.9% of revenues in the period ended September 30, 2002 as a consequence of the factors described above.

  Financial Income and Expense

        Our net financial expense was U.S.$32.0 million in the period ended September 30, 2002, compared to U.S.$11.9 million in the period ended September 30, 2001. This relative increase resulted primarily from our incurrence of U.S.$285.9 additional indebtedness to finance our acquisitions of the Haewene Brim and the Munin and from an increase in the average weighted interest rate payable in respect of our indebtedness, which resulted from the issuance of the 10 1/4% Senior Notes due 2012 during the first quarter of 2002. As a result of these factors, our total interest expense increased from U.S.$21.5 million in the period ended September 30, 2001 to U.S.$34.3 million in the period ended September 30, 2002. Over the same periods, our interest income decreased from U.S.$3.7 million to U.S.$2.5 million as a result of lower interest rates, and our currency exchange results decreased from U.S.$5.9 million to U.S.$(146,000). Our foreign currency results were higher in the period ended September 30, 2001 due to the fact that we recognized significant gains when we converted the denomination of loans from Marenco Investments Limited to U.S. dollars in September 2001.

  Income Before Taxes

        For the reasons described above, our income before taxes was U.S.$10.7 million in the period ended September 30, 2002, down 60.9% from U.S.$27.4 million in 2001. As a percentage of total revenues, income before taxes decreased from 20.5% in the period ended September 30, 2001 to 5.5% in the period ended September 30, 2002.

  Net Income

        We had income tax credits amounting to U.S.$17.4 million for the period ended September 30, 2002, compared to income tax credits amounting to U.S.$21.7 million for the period ended September 30, 2001. These income tax credits consist of current tax charges of U.S.$1.9 million for the period ended September 30, 2002, compared to current tax charges of U.S.$2.6 million for the period ended September 30, 2001, and deferred tax credits of U.S.$19.3 million for the period ended September 30, 2002, compared to deferred tax credits of U.S.$24.3 million for the period ended September 30, 2001. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of the income tax credits, our net income amounted to U.S.$28.2 million in 2002, down 42.6% from U.S.$49.1 million in 2001.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity are cash flows generated from operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs.

  Net Cash Flow Provided by Operating Activities

        Net cash provided by operating activities amounted to U.S.$44.2 million in the period ended September 30, 2002. In the period ended September 30, 2002, we made a U.S.$16.8 million investment in working capital, which was used in connection with our development of new SPM systems and work performed on the subsea equipment at the Sable Field.

  Net Cash Flow Used in Investing Activities

        Net cash used in investing activities amounted to U.S.$69.6 million in the period ended September 30, 2002. Approximately U.S.$63.5 million of this net cash outflow related to work performed in connection with the redeployment of the Glas Dowr to the Sable Field. These expenses have been capitalized and added to the historic cost of the vessel. See "—Factors Affecting Results of Operation—Redeployment of the Glas Dowr" and "—Capital Expenditures". Of the remaining net cash outflow, approximately U.S.$4.5 million related to the purchase of the Hellespont vessel (a down payment of U.S.$1.5 million was made in 2001), which is currently tendered for the Petrobras Marlim Sul project, and approximately U.S.$1.6 million related to a purchase price adjustment for the Haewene Brim and the Munin (as a result of late invoices) and expenditures on certain office equipment.

  Net Cash Flow Provided by Financing Activities

        Net cash flow provided by financing activities was U.S.$38.0 million in the period ended September 30, 2002. The refinancing of our former credit facility and certain other indebtedness and the issuance of U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 resulted in a cash outflow of U.S.$17.5 million in debt arrangement and professional fees. These fees have been capitalized and will be charged to financial expenses over the term of the indebtedness in respect of which they were incurred.

  Financing Arrangements

        In the period ended September 30, 2002, we did not have any short-term bank debt under working capital facilities. We had total long-term bank indebtedness (including the current portion of such debt) of U.S.$318.0 million incurred under our replacement credit facility. We also had U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding, U.S.$123.8 million of indebtedness outstanding in the form of a subordinated loan from a related party, Marenco Investments Limited, and U.S.$4.2 million of indebtedness outstanding in the form of an unsubordinated loan from Marenco Investments Limited.

        Replacement Credit Facility.    Our replacement credit facility is a U.S.$600.0 million revolving credit facility signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new leased FPSOs and, to a limited extent, for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% over the term of the facility depending, among other factors, on the outstanding amount under the facility.

        The following table presents certain information regarding the expected availability of funding under our replacement credit facility in its current form during the periods indicated:

	Year ending December 31,
	2002	2003	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	560	480	400	320	240	160	80	0
Borrowing base(1)	589	467	370	311	287	271	248	223

Note:

(1)
Based on our current FPSO fleet.

        Other Financing Arrangements.    In addition to the replacement credit facility described above, we also have the following outstanding indebtedness:

  •
  10 1/4% Senior Notes due 2012.    In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under our replacement credit facility and to pay approximately U.S.$8.2 million of costs relating to the issuance.

  •
  Subordinated Marenco Loan.    We have borrowings outstanding under a loan from Marenco Investments Limited that is fully subordinated to both our replacement credit facility and our 10 1/4% Senior Notes due 2012. We refer to this loan in our accounts as the "long-term loan, related party". As of September 30, 2002, the total amount of this loan (including accrued interest) was U.S.$123.8 million. Interest is payable at an annual rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of the replacement facility and the indenture relating to the 10 1/4% Senior Notes due 2012.

  •
  Unsubordinated Marenco Loan.    In addition to the subordinated Marenco loan, we also have borrowings outstanding under an unsubordinated short-term loan from Marenco Investments Limited. We refer to this loan in our accounts as the "short-term loan, related party". Interest is payable at an annual rate of 7.0%. As of September 30, 2002, the total indebtedness outstanding under this loan amounted to U.S.$4.2 million and was used primarily for funding short-term liquidity needs.

        Our former credit facility and the subordinated Marenco loan have enabled us to expand our FPSO business. We expect that our replacement credit facility and 10 1/4% Senior Notes due 2012 will allow us to continue to do the same. To further develop our FPSO activities, we may in the future require additional external financing. We believe that our working capital is sufficient to satisfy current requirements.

  Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. As of September 30, 2002, we had approximately U.S.$48.3 million in commitments for such capital expenditures. These commitments related to work that will be performed in connection with the redeployment of the Glas Dowr to the Sable Field in the Bredasdorp Basin off the southeast coast of South Africa. In connection with the redeployment of the Glas Dowr, we will invest an estimated U.S.$85.0 million excluding capitalized interest (U.S.$78.1 million of which had been expended as of September 30, 2002) in the vessel's topsides and mooring system and additional amounts in the subsea infrastructure which will be reimbursed on a lump-sum basis by the client. The estimate has increased due to the growth in the scope of work and delays with respect to the original schedule. We have outsourced the fabrication of the subsea equipment to a qualified subcontractor pursuant to a subcontract that generally mirrors the terms of the service agreement with PetroSA. We expect to fund capital expenditures relating to subsea equipment with milestone payments that we will receive from PetroSA as such work is performed and to fund capital expenditures relating to the vessel's topsides and mooring system with borrowings under our replacement credit facility.

Quantitative and Qualitative Exposure to Market Risk

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

        Interest Rate Sensitivity.    The majority of our indebtedness historically has consisted of advances under our former credit facility. We expect that in the future we will continue to have significant borrowings under our replacement credit facility. Advances under our replacement credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of our replacement credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt.

        The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2001 and as of September 30, 2002. The September 30 data is provided because we significantly altered the profile of our interest rate sensitive instruments in connection with the replacement of our former credit facility and the issuance of our 10 1/4% Senior Notes due 2012. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instruments' actual cash flows are also denominated in U.S. dollars:

	As of December 31, 2001
	Expected Maturity Date December 31,
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-term debt
Fixed rate (U.S.$)	—	—	—	—	—	117,616	117,616	125,685
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate (U.S.$)	47,828	72,000	72,000	72,000	—	—	263,828	—
Average rate (U.S.$)	LIBOR+M(1)	LIBOR+M(1)	LIBOR+M(1)	LIBOR+M(1)	—	—	—	—
Variable rate (U.S.$)	279,162	—	—	—	—	—	279,162	—
Average interest rate	LIBOR+1.3%	—	—	—	—	—	—	—
	(in U.S.$ thousands)
Interest Rate Derivatives
Interest rate swap:
Variable to fixed (U.S.$)	39,327	41,858	35,990	—	—	—	117,175	(6,004)
Average pay rate	6.7225%	6.7225%	6.7225%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—

Note:

(1)
Interest was payable at a rate that is equal to a specified margin over LIBOR. The margin varied from 0.801% to 1.407% depending on certain factors.

	As of September 30, 2002
	Expected Maturity Date December 31,
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-term debt
Fixed rate (U.S.$)	—	—	—	—	—	123,774	123,774	158,665
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Fixed rate (U.S.$)	—	—	—	—	—	260,000(1)	260,000(1)	239,200
Average interest rate	10.25	10.25	10.25	10.25	10.25	—	—	—
Variable rate (U.S.$)	20,000	80,000	80,000	80,000	57,959	—	317,959	—
Average interest rate	LIBOR+M(2)	LIBOR+M(2)	LIBOR+M(2)	LIBOR+M(2)	LIBOR+M(2)	—	—	—
	(in U.S.$ thousands)
Interest Rate Derivatives
Interest rate swap:
Variable to fixed (U.S.$)	10,050	41,858	35,990	—	—	—	87,898	(5,080)
Average pay rate	6.7225%	6.7225%	6.7225%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—
Variable to fixed (U.S.$)	25,508	82,450	20,013	36,919	—	—	164,890	(3,589)
Average pay rate	3.463%	3.463%	3.463%	3.463%	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	—	—	—	—

Notes:

(1)
While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$256.3 million as of September 30, 2002, the U.S.$260.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity.

(2)
Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin varies from 1.400% to 1.700% depending on certain factors.

        Exchange Rate Sensitivity.    Our revenues are primarily denominated in U.S. dollars and to a lesser extent sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to reduce substantially all of the exposure related to fluctuations in foreign currency exchange rates by purchasing foreign currency exchange contracts to the extent that we cannot naturally mitigate our currency exposure by applying our U.S. dollar denominated revenues to our U.S. dollar denominated expenses and indebtedness and by applying our sterling denominated revenues to our sterling denominated expenses and indebtedness. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities. We did not have any material forward currency exchange contracts outstanding as of December 31, 2001 or September 30, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2002
BLUEWATER FINANCE LIMITED (Registrant)
	By:	/s/ CORNELIS VOORMOLEN Cornelis Voormolen Director and Principal Financial Officer